UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                             FORM 11-K


(Mark One)

 X   Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 [no fee required, effective October 7,
     1996]

          For the Fiscal Year Ended December 31, 1997

                         or

__ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (no fee required)

          For the Transition Period from  _____________ to
     ____________




                   Commission File No. 333-02059

          BURR-BROWN CORPORATION FUTURE INVESTMENT TRUST
                           (Plan Title)

                      BURR-BROWN CORPORATION
                         (Name of Issuer)

                     6730 S. Tucson Boulevard
                         Tucson, AZ  85706
                   (Principal Executive Office)








                 FINANCIAL STATEMENTS AND EXHIBITS


Attached hereto and incorporated herein and made a part hereof are the following:

a)   Financial Statements

      1.  Audited financial statements and schedules of the Burr-
          Brown Corporation Future Investment Trust for the fiscal year ended December 31, 1997 and 1996.


b)   Exhibits

  1. Consent of Ernst & Young LLP, for incorporation by reference of Form 11-K into registrant's previously filed Registration Statement No. 333-02059.





                            SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BURR-BROWN CORPORATION
                                   FUTURE INVESTMENT TRUST


DATE _________________


                                   ______________________________
                                   J. Scott Blouin
                                   Chief Financial Officer







                       Financial Statements
                    and Supplemental Schedules

Amended and Restated Burr-Brown Corporation Future Investment Trust

              Years ended December 31, 1997 and 1996
                with Report of Independent Auditors

Amended and Restated Burr-Brown Corporation Future Investment Trust


                       Financial Statements
                    and Supplemental Schedules
              Years ended December 31, 1997 and 1996




                             Contents

Report of Independent Auditors                            1

Financial Statements

Statements of Net Assets Available for Benefits,
with Fund Information                                     2
Statements of Changes in Net Assets Available for
Benefits, with Fund Information                           3
Notes to Financial Statements                             4


Supplemental Schedules

Schedule of Assets Held for Investment Purposes          10
Schedule of Reportable Transactions                      11









                  Report of Independent Auditors

Burr-Brown Corporation as Plan Administrator of the
Amended and Restated Burr-Brown Corporation Future Investment Trust


We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Burr-Brown Corporation Future Investment Trust (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

April 8, 1998


Amended and Restated Burr-Brown Corporation Future Investment Trust

    Statements of Net Assets Available for Benefits, with Fund
                            Information

                                   December 31, 1997
                                    Fund Information

                       Participant    Stock      Participant
                         Directed     Bonus         Loan
                          Funds        Fund         Fund        Total
Assets
Investments at fair
value:
Mutual funds            $35,117,932  $   -       $    -       $35,117,932
Burr-Brown Corporation
common stock             14,646,751   2,573,823       -        17,220,574
Participant notes
receivable                   -           -        1,530,463     1,530,463
Net transfers                            -                         -
receivable (payable)         45,280                 (45,280)

Common trust funds          314,384       8,973       -           323,357
Total investments        50,124,347   2,582,796   1,485,183    54,192,326
Total assets             50,124,347   2,582,796   1,485,183    54,192,326

Liabilities
Distributions payable      (296,025)     -            -          (296,025)
to participants
Net assets available
for benefits            $49,828,322  $2,582,796  $1,485,183   $53,896,301



                                   December 31, 1996
                                    Fund Information

                       Participant     Stock      Participant
                         Directed      Bonus         Loan
                          Funds        Fund         Fund         Total
Assets
Investments at fair value:
Mutual funds           $28,023,441   $  -        $    -       $28,023,441
Burr-Brown Corporation
  common stock           8,856,079    1,848,392       -        10,704,471
Participant notes
  receivable                -            -        1,076,621     1,076,621
Net transfers
  receivable (payable)      -            -           -             -
Common trust funds          18,347        8,489      -             26,836
Total investments       36,897,867    1,856,881   1,076,621    39,831,369
Total assets            36,897,867    1,856,881   1,076,621    39,831,369

Liabilities
Distributions payable
  to participants           -            -           -             -
Net assets available
  for benefits         $36,897,867   $1,856,881  $1,076,621   $39,831,369

See accompanying notes.

Amended and Restated Burr-Brown Corporation Future Investment Trust

 Statements of Changes in Net Assets Available for Benefits, with
                         Fund Information

                                 Year Ended December 31, 1997
                                       Fund Information

                          Participant     Stock   Participant
                           Directed       Bonus      Loan
                             Funds         Fund      Fund       Total
Additions:
Contributions:
Employee                   $ 3,264,781   $   -      $   -       $ 3,264,781
Employer                       792,762       -          -           792,762
Investment income            3,878,716       -         117,868    3,996,584
                           -----------   --------   ----------  -----------
                             7,936,259       -         117,868    8,054,127

Deductions:
Benefits paid to
  participants               2,221,092    744,164      922,670    3,887,926
Administrative expenses        160,674       -          -           160,674
                             ---------   --------    ---------  -----------
                             2,381,766    744,164      922,670    4,048,600

Realized gains on
  investments                2,885,644    488,582       -         3,374,226
Net unrealized
  appreciation
  (depreciation) in fair
  value of investments       5,632,727  1,052,452       -         6,685,179

Net additions (deductions)  14,072,864    796,870     (804,802)  14,064,932

Interfund transfers         (1,142,409)   (70,955)   1,213,364       -
Net assets available for
benefits at beginning of
year                        36,897,867  1,856,881    1,076,621   39,831,369
Net assets available for
benefits at end of year    $49,828,322 $2,582,796   $1,485,183  $53,896,301



                                  Year Ended December 31, 1996
                                        Fund Information

                          Participant    Stock      Participant
                           Directed      Bonus         Loan
                             Funds        Fund         Fund        Total
Additions:
Contributions:
Employee                  $ 3,162,058   $   -       $     -     $ 3,162,058
Employer                      749,004       -             -         749,004
Investment income           1,808,492       -           80,424    1,888,916
                          -----------    ---------   ---------  -----------
                            5,719,554       -           80,424    5,799,978

Deductions:
Benefits paid to
  participants               3,558,118     395,645     787,405    4,741,168
Administrative expenses        130,466       -           -          130,466
                             ---------   ---------   ---------   ----------
                             3,688,584     395,645     787,405    4,871,634

Realized gains on
  investments                1,583,277   1,009,860       -        2,593,137
Net unrealized appreciation
  (depreciation) in fair
  value of investments         185,871  (1,669,824)      -       (1,483,953)
                            ----------  -----------  --------    -----------
Net additions (deductions)   3,800,118  (1,055,609)   (706,981)   2,037,528

Interfund transfers          3,026,675  (4,085,165)  1,058,490       -
Net assets available for
benefits at beginning of
year                        30,071,074   6,997,655     725,112   37,793,841

Net assets available for
benefits at end of year    $36,897,867  $1,856,881  $1,076,621  $39,831,369

See accompanying notes.




1. Significant Accounting Policies

Accounting Method

The financial statements of the Burr-Brown Corporation (BBC) Future Investment Trust (the Plan) are prepared on the accrual basis.

Valuation of Investments

Investments are stated at aggregate fair value. Mutual funds, common trust funds, and shares of BBC common stock are valued based on quoted sales price on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value. The cost of BBC stock sold or distributed, common trust funds sold, and mutual funds sold is determined using the first-in first-out method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of The Plan

The  following  description  of  the  Plan  provides  only  general information. Participants should refer to the Summary Plan Description of the Amended and Restated Burr-Brown Corporation Future Investment Trust and/or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all employees immediately upon employment and provides for retirement, death, and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each participant is entitled to make a pre-tax salary reduction contribution from 1% to 15% of their eligible salary (1% to 10% of eligible salary for highly compensated participants as defined in the Plan document), subject to limits under the tax law. Twenty-five percent of each participant's salary reduction contribution is matched by BBC.

2. Description of The Plan (continued)

Participant Accounts

Eight accounts are maintained for each participant: an Employee Deferral Contributions Account which contains each participant's personal contributions through salary reduction; a Company Matching Contributions Account which contains BBC's matching contributions; a 1986 Profit Sharing Account and a Company Profit Sharing Contributions Account which contain the participant's share of BBC's discretionary contributions; a Stock Bonus Rollover Account which contains each participant's share of funds transferred from their Stock Bonus Account; a Rollover Account for each participant who makes a rollover contribution (collectively the six accounts are invested in accordance with participants instructions and presented as participant directed funds); a Loan Account; and a Stock Bonus Account which contains the participant's share of BBC stock transferred from a predecessor defined contribution plan to the Plan. At the end of each quarter, the separate accounts are adjusted to reflect each participant's share of the income and gain or loss experienced by the applicable fund. The employer's matching contribution is credited monthly to the participant's Company Matching Contributions Account. The Board of BBC may, in its sole discretion, make a profit sharing contribution which will be credited annually on the basis of compensation to the participant's Company Profit Sharing Contributions Account, if any, for participants who are active employees as of year end.

The Plan was amended on July 1, 1995 to allow participants to transfer all or part of their Stock Bonus Account into a Stock Bonus Rollover Account, which could then be invested at the participants' direction as with other participant directed funds. The opportunity for participants to initiate these transfers expired on April 15, 1996.

Vesting

Each participant is 100% vested in their Employee Deferral Contributions Account, 1986 Profit Sharing Account, Stock Bonus Rollover Account, Stock Bonus Account and Rollover Account. Each participant is 25% vested after one year of vesting service in his/her Company Profit Sharing Contributions Account and Company Matching Contributions Account with such vesting increasing by 25% for each year of vesting service thereafter, until the participant is fully vested after four years. All participants become fully vested in their accounts upon Plan termination, death, disability (as defined in the Plan document) and normal retirement age (age
65).

Any forfeitures incurred by Plan participants are used to reduce future Company contributions.

2. Description of The Plan (continued)

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount equal to the vested value of the participant's account. The Plan has an obligation to participants who terminated employment with BBC and have requested payment of their participant account balance of $661,791 at December 31, 1997, which will be paid in 1998.

Participant Notes Receivable

Participants may borrow from their Employee Deferral Contributions and Rollover Accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested funds. The loans are collateralized by 50% of the balance credited to the participants' accounts and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Loan terms range from 1 to 15 years and are paid ratably through payroll deductions, or if payroll deductions are not possible, through quarterly installments.

Investment Options

The Employee Deferral Contributions Account, Company Matching Contributions Account, Stock Bonus Rollover Account, Company Profit Sharing Contributions Account, 1986 Profit Sharing Account and Rollover Account are invested in the investment options listed in the table below at the direction of the participant. The BBC Stock Fund represents funds invested in shares of BBC common stock.

The Fixed Income, Aggressive, Balanced, Conservative, and Maximum Growth investment options consist of various mutual funds offered by the Frank Russell Investment Company (Frank Russell) which invest in domestic and international stocks, debt instruments, investment contracts, and government securities. The mix of mutual funds in each of these Frank Russell investment options is based on guidelines established by the Plan's Committee.



2. Description of The Plan (continued)

The following table summarizes the activities of the participant directed funds for the years ended December 31:



                                           1997

                                                         Administrative
                          Balance at     Employee and       Expenses
                         Beginning of      Employer           and
                             Year        Contributions    Benefits Paid

BBC Stock Fund            $ 8,856,079     $  379,864      $   262,277
Fixed Income Fund           8,356,985        606,557        1,031,265
Aggressive Fund             8,081,408      1,234,772          490,828
Balanced Fund               4,232,928        469,001          237,974
Conservative Fund             977,146        125,668           28,006
Maximum Growth Fund         6,393,321      1,241,681          331,416
                          $36,897,867    $ 4,057,543      $ 2,381,766


                           Investment
                         Income and Net
                          Realized and
                           Unrealized                    Balance at End
                             Gains         Transfers        of Year
BBC Stock Fund              7,425,965    $(1,166,233)     $15,233,398
Fixed Income Fund             528,452       (709,397)       7,751,332
Aggressive Fund             1,743,701       (160,184)      10,408,869
Balanced Fund                 657,194       (565,782)       4,555,367
Conservative Fund             134,562         51,305        1,260,675
Maximum Growth Fund         1,907,213      1,407,882       10,618,681
                          -----------    ------------     -----------
                          $12,397,087    $(1,142,409)     $49,828,322



                                           1996

                                        Employee and  Administrative
                          Balance at      Employer        Expenses
                         Beginning of   Contributions        and
                             Year                       Benefits Paid
BBC Stock Fund           $  6,909,115    $   338,167   $    (399,226)
Fixed Income Fund           8,587,827        726,045      (1,107,830)
Aggressive Fund             5,981,894      1,248,682        (563,102)
Balanced Fund               3,993,838        567,569        (504,244)
Conservative Fund           1,052,702        124,854        (269,231)
Maximum Growth Fund         3,545,698        905,745        (844,951)
                          -----------     ----------    -------------
                          $30,071,074     $3,911,062    $ (3,688,584)


                           Investment
                         Income and Net
                          Realized and
                           Unrealized                   Balance at End
                             Gains         Transfers       of Year
BBC Stock Fund            $   328,945     $1,679,078    $  8,856,079
Fixed Income Fund             552,636       (401,693)      8,356,985
Aggressive Fund             1,144,000        269,934       8,081,408
Balanced Fund                 521,556       (345,791)      4,232,928
Conservative Fund             109,984        (41,163)        977,146
Maximum Growth Fund           920,519      1,866,310       6,393,321
                           ----------     ----------     -----------
                           $3,577,640     $3,026,675     $36,897,867



3. Investments

The following table represents the fair values of investments as determined by quoted market value at December 31, 1997 and 1996, and the net realized and unrealized appreciation or depreciation in each year then ended:


                              1997                        1996
                    Net Realized                 Net Realized
                   and Unrealized               and Unrealized
                    Appreciation   Fair Value    Appreciation    Fair Value
                     During the     at End of   (Depreciation)    at End of
                       Year            Year    During the Year      Year


Mutual Funds        $1,095,940    $35,117,932    $1,440,914      $28,023,441

Burr-Brown Common
 Stock               8,963,465     17,220,574      (331,730)      10,704,471
Participant notes
 receivable              -          1,530,463         -            1,076,621
Common Trust Funds       -            323,357         -               26,836
                   -----------    -----------   ------------     -----------
                   $10,509,405    $54,192,326    $1,109,184      $39,831,369



Net realized and unrealized appreciation (depreciation) for the years ended December 31 were comprised of the following:



                               1997                    1996
                       Mutual    Burr-Brown    Mutual      Burr-Brown
                       Funds    Common Stock    Funds        Common
                       Funds                    Funds        Stock
Realized gains:
Market value of
 sales and
 distributions       $4,810,628  $ 3,316,911  $5,474,969  $ 2,965,812

Cost of sales and
 distributions        3,971,309      782,004   4,932,228      915,416
                     ----------  -----------  ----------  -----------
                        839,309    2,534,907     542,741    2,050,396

Unrealized gains
 (losses):
Beginning of year     1,798,208    7,255,751     900,035    9,637,877
End of year           2,054,829   13,684,309   1,798,208    7,255,751
                     ----------   ----------   ---------  ------------
                        256,621    6,428,558     898,173   (2,382,126)
                     ----------   ----------   ---------  ------------
                     $1,095,940  $ 8,963,465  $1,440,914  $  (331,730)



3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                                      December 31
                                                  1997           1996
Mutual Funds:
Frank Russell Investment Company:
  Equity I Fund (178,267 and 120,840 shares)   $ 5,438,922    $ 4,071,805
  Equity II Fund (100,321 and 72,615 shares)     3,306,565      2,182,095
  Equity Q Fund (153,057 and 112,279 shares)     5,494,745      3,698,454
  Fixed Income III Fund (391,891 and
    313,005 shares)                              4,083,501      3,183,261
  Investment Contract Fund (397,747 and
    457,791 shares)                              7,810,205      8,339,694
  International Fund (92,668 and 62,729 shares)  3,206,322      2,345,443

Common Stock:
  Burr-Brown Corporation (536,049 and
    633,606 shares)                             17,220,574     10,704,471


4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated June 20, 1996 that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code) and the underlying trust is, therefore, exempt from federal income tax under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

5. Agreements and Transactions with Parties-In-Interest

The Plan maintains investments in BBC's common stock held in each applicable participants' Stock Bonus Account. Certain officers of BBC are trustees of such Plan assets and Wells Fargo Bank serves as trustee of the Plan for all Plan assets except those held in the Stock Bonus Account.

During 1997, legal and accounting fees were paid by BBC, while fund management fees and all other administrative fees were paid out of Plan assets. During 1996, fund management fees and a portion of other administrative fees were paid out of Plan assets, while legal and accounting fees were paid by BBC.



Amended and Restated Burr-Brown Corporation Future Investment Trust

          Schedule of Assets Held for Investment Purposes

                         December 31, 1997

                                Description of                   Current
    Identity of Issuer            Investment         Cost         Value
Mutual Funds:
  Frank Russell Investment Company:
    Equity I Fund               178,267 shares   $ 5,256,338   $ 5,438,922
    Equity II Fund              100,321 shares     3,006,879     3,306,565
    Equity III Fund              67,052 shares     1,962,120     1,998,149
    Equity Q Fund               153,057 shares     4,920,252     5,494,745
    Fixed Income I Fund          63,891 shares     1,343,271     1,374,300
    Fixed Income II Fund         11,558 shares       213,373       212,087
    Fixed Income III Fund       391,891 shares     3,978,744     4,083,501
    International Fund           92,668 shares     3,411,112     3,206,322
    Emerging Markets Fund        68,940 shares       852,821       812,801
    Real Estate Securities Fund  44,729 shares     1,131,530     1,380,335
    Investment Contract Fund    397,747 shares     6,982,044     7,810,205
                                                 -----------   -----------
                                                  33,058,484    35,117,932
Common Stock:
  Burr-Brown Corporation *      536,049 shares     3,536,265    17,220,574

Participant notes receivable:
  Varying amounts and terms         various            -         1,530,463

Common Trust Fund:
  Wells Fargo Bank* Employee
    Benefit Reserve Fund        323,357 shares       323,357       323,357
                                                 -----------   -----------
                                                 $36,918,106   $54,192,326

* Party-in-interest


Amended and Restated Burr-Brown Corporation Future Investment Trust

                Schedule of Reportable Transactions

                   Year Ended December 31, 1997


                                                 Purchase       Selling
Identity of Party Involved    Description of       Price         Price
                                  Assets
iii) A series of transactions
     with respect to
     securities of the same
     issue which amount in the
     aggregate to more than 5%
     of current value of total
     Plan assets at the
     beginning of the year:
       Frank Russell Investment Company:

         Equity I Fund        100 purchases of
                              74,626 shares         $1,924,844   $     -
                              44 sales of 17,199
                              shares                    -           585,242

         Equity Q Fund        95 purchases of
                              57,248 shares          2,034,992         -
                              48 sales of 16,470
                              shares                    -           616,263

         Investment Contract  45 purchases of
         Fund                 56,040 shares          1,163,638         -
                              46 sales of 116,084
                              shares                    -         2,220,907

         Burr Brown Common    28 purchases of
         Stock *              22,054 shares            869,549         -
                              38 sales of 119,611
                              shares                    -         3,316,911

       Wells Fargo Bank *:
         Short Term Income    288 purchases of
         Fund                 7,196,391 shares       7,196,391         -
                              176 sales of
                              6,899,870 shares          -         6,899,870




                              Expenses             Current Value
                              Incurred               of Asset on
                                with      Cost of    Transaction   Net Gain/
Identity of Party Involved   Transaction   Asset        Date        (Loss)

iii) A series of transactions
     with respect to
     securities of the same
     issue which amount in the
     aggregate to more than 5%
     of current value of total
     Plan assets at the
     beginning of the year:
       Frank Russell Investment
       Company:
         Equity I Fund         $  -     $1,924,844  $1,924,844  $     -
                                  -        425,777     585,242     159,465

         Equity Q Fund            -      2,034,992   2,034,992        -
                                  -        426,306     616,263     189,957

         Investment Contract      -      1,163,638   1,163,638        -
         Fund                     -      1,837,061   2,220,907     383,846

         Burr Brown Common        -        869,549     869,549        -
         Stock *                  -        782,004   3,316,911   2,534,907

       Wells Fargo Bank *:
         Short Term Income Fund   -      7,196,391   7,196,391        -
                                  -      6,899,870   6,899,870        -

*  Party-in-interest

There were no transactions under categories i), ii) or iv) in 1997.
